August 10, 2011

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-0405

Re: Amazon.com, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed January 28, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed April 27, 2011

File No. 000-22513

Dear Mr. Thompson:

On behalf of Amazon.com, Inc., this responds to your letter of July 12, 2011, regarding our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”) and our Form 10-Q for fiscal quarter ended March 31, 2011 (the “10-Q”). Each of your comments is set forth below, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 35

Notes to Consolidated Financial Statements, page 41

Note 10 – Segment Information, page 64

1. We reviewed your response to comment eight in our letter dated May 31, 2011. Please tell us the significance of Kindle e-reader revenues and gross profit to your financial results. Please also tell us why Kindle e-reader is similar to other products included in the electronics and other general merchandise group and should not be separately disclosed. Finally, pursuant to ASC 280-10-50-40 please disclose revenues from external customers for each product and service or each group of similar products and services or disclose that providing this information is impracticable.

Response

Sales of the Kindle e-reader device were not material to net sales or gross profit in 2010.

We focus on providing a wide selection of products and services across multiple categories and view our Kindle e-reader as one of the many consumer electronic items we offer to our customers. The Kindle e-reader shares a similar customer base to other consumer electronic devices that store and present digital content such as MP3 players, mobile devices, media enabled gaming systems, laptops, tablets, and notebooks. And in fact, many of these devices can be used to access the same digital content available on the Kindle e-reader.

We disclose revenues from external customers for each group of similar products and services – Media, Electronics and other general merchandise, and Other – in our supplemental information about net sales table in Management’s Discussion and Analysis (see 2010 10-K, “Management’s Discussion and Analysis – Results of Operations – Supplementary Information” (page 27)). In future filings, we will also include this information in our Segment Information note to our consolidated financial statements.

Item 15. Exhibits, Financial Statement Schedules, page 70

2. We reviewed your response to comment nine in our letter dated May 31, 2011. Please tell us the significance of the activity in the accounts receivable and sales return and commission allowances as compared to income from operations and/or income before income taxes for year each presented.

Response

In our future 10-Ks, we will disclose the activity in accounts receivable and sales return and commission allowances in Schedule II, irrespective of size.

Form 10-Q for Quarterly Period Ended March 31, 2011

Part I. Financial Information, page 3

Item 1. Financial Statements, page 3

Notes to Consolidated Financial Statements, page 6

Note 3 – Commitments and Contingencies, page 7

Legal Proceedings, page 8

3. It appears that you cannot estimate reasonably possible losses or ranges of reasonably possible losses for any of these matters or the matters described under that same subheading in your 2010 Annual Report on Form 10-K. Please provide us with an explanation of the procedures you undertake on a quarterly basis to attempt to develop reasonably possible losses or ranges of reasonably possible losses. In addition, please tell us if the financial statement impact of the patent infringement case settled in April 2011 was material and if so, why the estimated reasonably possible loss or range of reasonably possible loss was not previously disclosed in light of the short time period between the settlement date and the issuance of your financial statements for the previous fiscal year.

Response

As part of the quarterly close process, members of the Accounting department meet with members of the Legal and Tax departments to review the status of litigation, including any settlement proposals, and tax issues. The Legal department reviews with the Accounting department potentially material or otherwise significant pending outstanding litigation, and the Tax department reviews with the Accounting department each tax-related issue that is governed by ASC 450-20 (such as sales tax matters). Factors evaluated include those enumerated in ASC 450-20-55-12, as applicable.

As a result of these reviews, a conclusion is made on whether a loss from such case or issue is probable, reasonably possible, or remote. A conclusion that a loss is probable and can be reasonably estimated results in an accrual, which is reviewed by the Principal Accounting Officer before it is recorded. A conclusion that a loss (or an additional loss) is reasonably possible results in a determination of whether the amount of the possible loss or range of loss is known, reasonably estimable or not reasonably estimable. Although such determinations are made on a case by case basis, in the context of patent litigation, if the plaintiff’s and the Company’s damages experts have testified as to a range of damages, we generally conclude that a range of loss is reasonably estimable.

Along with the rest of the 10-K and 10-Q, the litigation and other contingencies sections of the financial footnotes are reviewed by the Disclosure Committee (which consists of the Principal Accounting Officer; the VP of Internal Audit; the VP of Investors Relations; and the VP and Associate General Counsel for M&A, Corporate and Securities); by the VP of Tax; by senior members of the Finance department; by Ernst & Young, our independent auditors; by our outside counsel; by senior members of management, including the CEO, CFO and General Counsel; and by the Audit Committee.

The April 2011 settlement of the Bedrock Computer Technologies LLC patent infringement case was for a nominal amount.

Note 6 – Income Taxes, page 10

4. Reference is made to the disclosures regarding Notices of Proposed Adjustment from the IRS for the 2005 and 2006 calendar years relating to transfer pricing with your foreign subsidiaries. Please explain to us how you consider and historically considered transfer pricing when evaluating tax contingencies and the required tax contingency disclosures. In doing so, please tell us when you received the Notices of Proposed Adjustment, the approximate time you learned of the IRS position on your transfer pricing, why your tax contingencies at December 31, 2009, December 31, 2010, and March 31, 2011 are significantly less than the approximate $1.5 billion potential federal income tax expense impact disclosed and how you have satisfied the disclosure requirements of ASC 740-10-50-15d.

Response

As part of our quarterly close process, Tax and Accounting team members review and evaluate our existing and new uncertain tax positions, including those related to transfer pricing. They consider all relevant facts and circumstances including communications from tax authorities, statutes of limitations, relevant court cases, existing legislation and other information. In addition, for purposes of meeting the disclosure requirements of ASC 740-10-50-15d, they evaluate whether it is reasonably possible that the total amount of income tax contingencies will significantly increase or decrease within twelve months of the relevant reporting date.

Since the 2006 establishment of our European headquarters, we have consistently disclosed that transfer pricing is a significant component of our tax contingencies. In our 2006 10-K, we disclosed that we transferred assets from the U.S. to other countries with the establishment of our European headquarters, which may result in transfer pricing exposure. Specifically, in Note 12, “Income Taxes,” to our consolidated financial statements in our 2006 10-K (page 71), we stated, “Associated with the establishment of our European headquarters, we transferred certain of our operating assets in 2005 and 2006 from the U.S. to international locations. These transfers resulted in taxable income and exposure to additional taxable income assertions by taxing jurisdictions.” Additionally, in each 10-K from 2006 to 2010, we consistently disclosed that transfer pricing is a primary component of our tax contingencies. For example, in Note 5, “Other Long-Term Liabilities,” to our consolidated financial statements in our 2006 10-K (page 63), we said, “As of December 31, 2006, the Company has provided tax reserves of approximately $75 million for U.S. and foreign income taxes, which primarily relate to restructuring of certain foreign operations and intercompany pricing between our subsidiaries.” And in Note 5, “Long Term Liabilities,” to our consolidated financial statements in our 2010 10-K (page 54) we disclosed that our tax reserves for tax contingencies “primarily relate to transfer pricing, state income taxes, and research and development credits.”

The IRS audited our transfer pricing relating to our 2005 and 2006 federal tax returns through an examination which principally took place between 2007 and 2010. On December 22, 2010, we received a Notice of Proposed Adjustment (“NOPA”) from the IRS that proposed an adjustment to a portion of our transfer pricing. The NOPA was not material and represented approximately 3% of the $1.5 billion in potential federal tax expense contingencies that we subsequently disclosed. On November 4, 2010, we received a draft valuation report from consultants hired by the IRS, which included a valuation of assets transferred as part of the establishment of our European headquarters, and the IRS asked us to comment on the report. Representatives from the Company, the IRS, and the consultant met several times between November 2010 and January 2011 to discuss, among other things, this report. On January 27, 2011, we received the final valuation report from the consultant, which revised and modified the November 2010 draft but retained the same valuation. On March 15, 2011, we received a second NOPA which relied on the consultants’ final January report and which, together with the first NOPA, resulted in our disclosure of the approximate $1.5 billion potential federal income tax expense impact. This second NOPA was our first official notification from the IRS regarding its preliminary position on the potential incremental transfer pricing impact. Even NOPAs, however, are proposed adjustments that are preliminary in nature and subject to negotiation and change until the IRS examination team issues the Revenue Agent’s Report at the conclusion of the audit.

Based on our interpretation of the relevant regulations and case law, including a recently-issued, taxpayer-favorable tax court decision that provides further support to our analysis (see Veritas Software Corporation v. Commissioner, 2009 U.S. Tax Ct. LEXIS 34, 133 T.C. No. 14 (Dec. 10, 2009)), we disagree with the two transfer pricing NOPAs. Accordingly, we intend to vigorously contest these two NOPAs, and to pursue all available administrative and, if necessary, judicial remedies. However, because of the amounts involved in the second NOPA, we disclosed in our First Quarter 2011 10-Q that these NOPAs proposed an increase to our U.S. taxable income, which would result in additional federal tax expense over a seven year period beginning in 2005 totaling approximately $1.5 billion, subject to interest (see Note 6, “Income Taxes,” to our consolidated financial statements in our First Quarter 2011 10-Q (page 10)).

Our reserves for income tax contingencies at December 31, 2009 of $181 million, at December 31, 2010 of $213 million, and at March 31, 2011 of $218 million, represent management’s best judgment given the facts, circumstances, and information available at the time. As we state in Note 1, “Description of Business and Accounting Policies – Income Taxes,” to our consolidated financial statements in our 2010 10-K (page 45), “We utilize a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.” Further, as we state in our Note 9, “Income Taxes,” to our consolidated financial statements in our 2010 10-K (page 63), “These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.” We believe that our existing reserves for income tax contingencies, which include amounts related to transfer pricing, among other tax contingencies, but are less than the amounts proposed by the IRS in these two transfer pricing NOPAs, represent adjustments that are more than 50% likely of being realized.

Additionally, because we do not expect the matter to which the two transfer pricing NOPAs relate to be resolved in the next twelve months, we disclosed the following in Note 6, “Income Taxes,” to our consolidated financial statements in our First Quarter 2011 10-Q (page 10), pursuant to ASC 740-10-50-15d: “Changes in state and federal tax laws or tax assessments may impact our tax contingencies. It is reasonably possible that within the next 12 months we will receive additional assessments by various tax authorities. These assessments may or may not result in changes to our contingencies.”

Conclusion

We hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me by email at shelleyr@amazon.com, by phone at (206) 266-5598 or by fax at (206) 266-7010.

Very truly yours, /s/ Shelley Reynolds
Shelley Reynolds Vice President, Worldwide Controller and Principal Accounting Officer Amazon.com, Inc.

cc:	Adam Phippen

Division of Corporation Finance

The Audit Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos

President and Chief Executive Officer

Amazon.com, Inc.

Thomas J. Szkutak

Senior Vice President and Chief Financial Officer

Amazon.com, Inc.

L. Michelle Wilson

Senior Vice President, General Counsel and Secretary

Amazon.com, Inc.

Kathy Smith

Partner

Ernst & Young LLP

Ronald O. Mueller

Partner

Gibson, Dunn & Crutcher LLP